FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



BG Group plc
30 November 2004
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

Capital Guardian Trust Company

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited - 14,792,518
Bank of New York Nominees - 3,982,770
Northern Trust - 851,452
Chase Nominees Ltd - 44,973,904
BT Globenet Nominees Ltd - 1,437,261
Midland Bank plc - 13,912,718
Cede & Co. - 107,300
Deutsche Bank Mannheim - 3,000
Bankers Trust - 4,192,900
Barclays Bank - 624,800
Citibank London - 29,300
Royal Trust - 32,900
Nortrust Nominees - 12,994,469
Royal Bank of Scotland - 157,400
MSS Nominees Limited - 120,900
State Street Bank & Trust Co - 94,200
Citibank - 30,300
RBSTB Nominees Ltd - 4,700
Citibank NA - 97,600
Deutsche Bank AG - 8,800
HSBC Bank plc - 21,400
Mellon Bank NA - 327,900
ROY Nominees Limited - 172,800
Mellon Nominees (UK) Limited - 3,272,448
HSBC - 78,800
JP Morgan Chase Bank - 3,078,379
TOTAL Capital Guardian Trust Company 105,400,919

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

29 November 2004

12. Total holding following this notification

105,400,919 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

2.982%

14. Any additional information

Previously notified 3.951% on 3 November 2004

The Capital Group Companies, Inc. of which Capital Guardian Trust Company is an affiliate had a total holding of 6.404% in BG Group plc as at 29 November 2004.

Shares in issue as at 29 November 2004 - 3,534,991,092

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

30 November 2004

www.bg-group.com

 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   BG Group plc


Date: 30 November, 2004                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary